Net 1 UEPS Technologies, Inc.
President Place, 4th Floor
Cnr. Jan Smuts Avenue and Bolton Road
Rosebank, Johannesburg, South Africa
011-27-11-343-2000

April 15, 2016

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. H. Stephen Kim
Ms. Chris Harley

Re:	Net 1 Technologies, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2015
Filed August 20, 2015
File No. 000-31203

Ladies and Gentlemen:

I am writing to confirm, based on the April 12, 2016 telephone conversation between Chris Harley of the U.S. Securities and Exchange Commission (the “Commission”) and Marjorie Sybul Adams of DLA Piper LLP (US), our outside securities counsel, that we have requested and have been granted an extension for our response to the Commission’s letter dated April 7, 2016 regarding the above-referenced filing (the “Comment Letter”).

We are actively preparing responses to the comments set forth in the Comment Letter. We expect that this process will take more than the ten business days within which the Commission requested a response due to the need to discuss the issues with a number of persons internally and with our external auditors and disclosure committee. We expect to file our responses on EDGAR no later than May 10, 2016.

Very truly yours,

Net 1 UEPS Technologies, Inc.

By:	/s/ Herman G. Kotze
Name:	Herman G. Kotze
Title:	Chief Financial Officer

cc: Marjorie Sybul Adams, Esq., DLA Piper LLP (US)